Thomas Diemer Chief Financial Officer – Pruco Life Insurance Company of New Jersey 213 Washington Street, Newark NJ 07102-2917 Tel 973 367-2900 Fax 973 802-9359

September 7, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Pruco Life Insurance Company of New Jersey (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 9, 2012
File No. 333-18053

Dear Mr. Rosenberg:

We received your letter dated August 6, 2012, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s filings on Form 10-K for the Fiscal Year Ended December 31, 2011 filed on March 9, 2012 (the “Form 10-K”). For your convenience, we have included the staff’s comments below along with our responses.

Notes to Consolidated Financial Statements

10. Fair Value of Assets and Liabilities

Future Policy Benefits, page 82

1.	You disclose that you are required to incorporate the market-perceived risk of your own non-performance (“NPR”) in the valuation of the embedded derivatives associated with optional living benefit features. Yet in the last paragraph on page 34, you appear to be incorporating the credit risk of an affiliated reinsurer in your NPR calculation. If true, please tell us how this complies with ASC 820-10-35-17.

The valuation of the embedded derivatives associated with optional living benefit features incorporates the market-perceived risk of the Company’s own non-performance as described on page 82. The Company does not incorporate the credit risk of its affiliated reinsurer into its valuation of the embedded derivatives associated with its optional living benefit features.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

The references to the credit risk of an affiliated reinsurer noted on page 34 are related to the impact of the affiliated reinsurance on the amortization of deferred policy acquisition costs and deferred sales inducements. In Note 2 “Summary of Significant Accounting Policies” to the Financial Statements, on page 57 of the Form 10-K, the Company disclosed the following related to the gross profit components included in the amortization of DAC/DSI (emphasis added):

“In addition to the gross profit components previously mentioned, the impact of the embedded derivatives associated with certain optional living benefit features of the Company’s variable annuity contracts and related hedging activities are also included in actual gross profits used as the basis for calculating current period amortization and, in certain instances, in management’s estimate of total gross profits used for setting the amortization rate, regardless of which affiliated legal entity this activity occurs. In calculating gross profits, profits and losses related to contracts issued by the Company that are reported in affiliated legal entities other than the Company as a result of, for example, reinsurance agreements with those affiliated entities are also included. The Company is an indirect subsidiary of Prudential Financial, Inc. (an SEC registrant) and has extensive transactions and relationships with other subsidiaries of Prudential Financial, Inc., including reinsurance agreements, as described in Note 13. Incorporating all product-related profits and losses in gross profits, including those that are reported in affiliated legal entities, produces a DAC amortization pattern representative of the total economics of the products.”

Consistent with the policy above, for purposes of calculating gross profits to be used in the amortization of DAC/DSI, changes in the fair value of the embedded derivative liability assumed by the affiliate and the related hedge positions held by the affiliate are included.

2.	You disclose that the fair value of the living benefit embedded derivative liability was $344 million less a cumulative adjustment for NPR of $267 million for a net amount of $77 million. Please explain to us how the incorporation of the NPR is reducing this derivative liability by such a large amount, approximately 78% in 2011.

In the Notes to Financial Statements included in the Form 10-K, on page 82, the Company disclosed the following in regards to its incorporation of NPR in the valuation of the embedded derivatives associated with its optional living benefit features:

“To reflect NPR, the Company incorporates an additional credit spread over LIBOR rates into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features. The additional credit spread over LIBOR rates is determined taking into consideration publicly available information relating to the financial strength of the Company. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a percentage of the credit spread. The additional credit spread over LIBOR rates incorporated into the discount rate as of December 31, 2011 generally ranged from 125 to 250 basis points for the portion of the interest rate curve most relevant to these liabilities.”

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

The absolute size of both periodic changes and the cumulative impact of NPR are driven primarily by the size of the embedded derivative liability before applying NPR, and the proportion of the NPR credit spread relative to the overall discount rate used in the valuation.

The long duration of expected benefit payments to customers impacts the size of the fair value of the embedded derivative liability. The fair value of this liability is calculated as the present value of future expected benefit payments to customers less the present value of future expected assessed rider fees collected from customers and attributed to the embedded derivative. The expected benefit payments are extremely long-dated. As of December 31, 2011, the absolute level of expected benefit payments peaks about 25 years into the projection, with sizeable benefit payments continuing 30 or more years into the future. The assessed rider fees are collected quarterly beginning from contract inception and, therefore, generally have a much shorter duration relative to the projected benefit payments.

As noted in the above referenced disclosure, the present value calculation uses a discount rate that is determined based on LIBOR plus a credit spread based on the Company’s NPR. During 2011, LIBOR rates declined significantly which, if all else had been equal, would have increased the fair value of this liability. In that scenario, the impact of NPR would also have increased solely due to the increase in the fair value of the liability. However, during 2011, our credit spreads widened, further increasing the adjustment to the liability attributable to NPR. At December 31, 2011, at the 30 year point of the yield curve, the valuation of the applicable embedded derivative liability utilized a LIBOR rate of 2.62% and an additional NPR credit spread of 2.58%.

As a simple illustration, the present value of a $100 million expected claim to be paid 30 years from today is $46 million discounted based on a 30 year LIBOR rate of 2.62%. After the additional NPR credit spread of 2.58% is added, the discount rate is increased to 5.20%, and the present value declines to $22 million, a 52% reduction due to the addition of the NPR spread.

Based on the long duration of the expected benefit payments and the size of the NPR credit spreads used in valuing the embedded derivative liability, the Company believes the NPR adjustment, as well as its percentage of the embedded derivative liability, is reasonable.

12. Commitments, Contingent Liabilities and Litigation and Regulatory Matters

Litigation and Regulatory Matters, page 91

3.	You state that your litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic filings that complies with the requirements of the aforementioned ASC.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

September 7, 2012

Assuming no change in facts requiring different disclosure, the Company will include disclosure to the following effect in future periodic filings, beginning with its Form 10-Q for the quarterly period ended September 30, 2012:

The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established but the matter, if material, is disclosed, including matters discussed below. The Company estimates that as of [quarter end date] the aggregate range of reasonably possible losses in excess of accruals established for those litigation and regulatory matters for which such an estimate currently can be made is $0 to approximately $[]. This estimate is not an indication of expected loss, if any, or the Company’s maximum possible loss exposure on such matters. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-367-2900 if you have any questions about this response letter.

Very truly yours,

/s/ Thomas Diemer

Thomas Diemer

Chief Financial Officer

Pruco Life Insurance Company of New Jersey